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SECUR 12013470 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INSTITUTIONAL CAPITAL MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15721 PARK ROW, SUITE 100
(No. and Street)

HOUSTON	TEXAS	77084
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS B. YAUGER, III — 281-293-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMAS, CLAY
(Name – *if individual, state last, first, middle name*)

8302 HAUSMAN Road WEST # 518	SAN ANTONIO	TEXAS	78249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/14

OATH OR AFFIRMATION

I, Douglas B. Yauger, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Institutional Capital Management, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Douglas B. Yauger III
Signature

President, CCO
Title

Joanne Dell'Osso
Notary Public 02/27/2012

JOANNE DELL'OSSO
MY COMMISSION EXPIRES
February 24, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Institutional Capital Management , Inc.

Independent Auditor's Report

For the Year Ended December 31, 2011

Clay Thomas, P.C.
February 26, 2012

Table of Contents

Clay Thomas, P.C.
Certified Public Accountant

8302 Hausman Road West
No. 518
San Antonio, Texas 78249
(210) 908-9536 (office)
(210) 908-9344 (fax)

Independent Auditor's Report

To the Board of Directors
Institutional Capital Management, Inc.
Houston, Texas

I have audited the statement of financial position of Institutional Capital Management, Inc. as of December 31, 2011 and 2010, and the related statements of statement of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of Institutional Capital Management, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Institutional Capital Management, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clay Thomas P.C.

Clay Thomas, P.C.

February 26, 2012

Institutional Capital Management, Inc.
Statement of Financial Position
For the years ended December 31, 2011 and 2010

Assets

	2011	2010
Current Assets		
Cash	6,031	33,493
RBC Clearing Deposit	132,991	100,000
Accounts Receivable	-	3,500
Investments for Sale	3,878	8,679
Commissions Receivable	25,867	196,860
Total Current Assets	168,767	342,532
Fixed Assets		
Furniture and Fixtures	431	2,157
Equipment	-	-
Computers	-	-
Accumulated Depreciation	(431)	(160)
Net Fixed Assets	0	1,997
Other Assets		
Due From Affiliates	1,299	-
Prepaid Insurance	807	1,730
Notes Receivable	-	9,600
Total Other Assets	2,106	11,330
Total Assets	170,873	355,859

Liabilities and Stockholders' Equity

	2011	2010
Current Liabilities		
Accounts Payable	66,189	96,353
Commissions Payable	-	167,264
Contingent Liability	6,064	-
Total Current Liabilities	72,253	263,617
Stockholders' Equity		
Common Stock ($.01 Par, 1,000,000 authorized, 27,500 issued and outstanding)	275	275
Preferred Stock	32,306	32,306
Additional Paid in Capital	813,685	813,685
Treasury Stock - Common	(39,500)	(39,500)
Retained Earnings	(708,146)	(714,525)
Total Stockholders' Equity	98,620	92,241
Total Liabilities and Stockholders' Equity	170,873	355,859

The information in the Notes to the Financial Statements is an integral part of these statements.

Institutional Capital Management, Inc.
Statement of Operations
For the Years Ending December 31, 2011 and 2010

	2011	2010
Revenue		
Fixed Income Sales	928,301	2,369,382
Equity Sales	12,064	248,433
Consulting	7,000	39,458
Miscellaneous Income	317,689	68,549
Insurance Income	27,691	-
Wealth Management	157,096	-
Total Revenue	1,449,841	2,725,822
Operating Expenses		
General and Administrative	408,219	831,049
Payroll and Related Expenses	245,099	230,958
Commissions	737,584	1,441,714
Clearing Charges	52,450	157,026
Selling Expense	-	10,598
Total Expenses	1,443,352	2,671,345
Income From Operations (Loss)	6,489	54,477
Other Income (Expense)		
Interest Income	14	-
Gain (Loss) on Sale of Fixed Assets	-	(17,033)
Unrealized Loss on Investments	(110)	(1,566)
Interest Expense	(14)	-
Total Other Income (Expense)	(110)	(18,599)
Net Income	6,379	35,878

The information in the Notes to the Financial Statements is an integral part of these statements.

Institutional Capital Management, Inc.
Statement of Cash Flows
For the Years Ending December 31, 2011 and 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	6,379	35,878
Adjustments to reconcile Net Loss to net cash provided by operating activities:		
Commissions Receivable	164,891	(107,878)
Accounts Receivable	3,500	(3,500)
Broker Receivable	6,102	(31,969)
Notes Receivable	9,600	(9,600)
Prepaid Expenses	923	(1,730)
Due From Affiliates	(1,299)	-
Employee Receivables	-	-
Accounts Payable	29,836	73,650
Commissions Payable	(167,264)	112,979
Contingent Liability	(53,936)	(68,549)
Net cash used by Operating Activities	(1,268)	(719)
CASH FLOWS FROM INVESTING ACTIVITIES		
Property Plant and Equipment	1,997	97,751
Accumulated Depreciation	-	(82,216)
Deposit	-	4,683
RBC Dain Investment Accounts	1,227	4,884
RJA Investment Account	880	(1,088)
SW Securities Investment Portfolio	2,694	(2,215)
Net cash provided by Investing Activities	6,799	21,799
FINANCING ACTIVITIES		
Additional paid in capital	-	-
Preferred Stock	-	-
Net cash provided by Financing Activities	-	-
Net cash increase (decrease) for period	5,530	21,080
Cash at beginning of period	133,493	-
Cash at end of period	139,022	21,081

Institutional Capital Management, Inc.
Statement of Changes in Stockholders' Equity
For the years ended December 31, 2011 and 2010

	Common Stock		Preferred Stock		Treasury Stock			
	Shares	Amount	Shares	Amount		APIC	Retained Earnings	Total
Balance at December 31, 2007	**27,500**	**275**	**3,210,642**	**32,106**	**(39,500)**	**446,435**	**(91,194)**	**348,122**
Capital Contributions	-	-	-	-	-	347,450	-	347,450
Preferred Stock Issued			-	-	-	-	-	-
Net Income, 2008							(31,442)	(31,442)
Balance at December 31, 2008	**27,500**	**275**	**3,210,642**	**32,106**	**(39,500)**	**793,885**	**(122,635)**	**664,132**
Capital Contributions	-	-						-
Preferred Stock Issued			20,000	200	-	19,800		20,000
Net Income, 2009	-	-	-	-	-	-	(627,768)	(627,768)
Balance at December 31, 2009	**27,500**	**275**	**3,230,642**	**32,306**	**(39,500)**	**813,685**	**(750,403)**	**56,363**
Capital Contributions	-	-						-
Preferred Stock Issued			-	-	-	-	-	-
Net Income, 2010	-	-	-	-	-	-	35,878	35,878
Balance at December 31, 2010	**27,500**	**275**	**3,230,642**	**32,306**	**(39,500)**	**813,685**	**(714,525)**	**92,241**
Net Income, 2011	-	-	-	-	-	-	6,379	6,379
Balance at December 31, 2011	**27,500**	**275**	**3,230,642**	**32,306**	**(39,500)**	**813,685**	**(708,146)**	**98,620**

The information in the Notes to the Financial Statements is an integral part of these statements.

Clay Thomas, P.C.
Certified Public Accountant

8302 Hausman Road West
No. 518
San Antonio, Texas 78249
(210) 908-9536 (office)
(210) 908-9344 (fax)

Institutional Capital Management, Inc.
Notes to Financial Statements
December 31, 2011

Note A. Summary of Significant Accounting Policies

Business Activity

Institutional Capital Management, Inc. is a brokerage firm formed for the purpose of generating commissions through buying and selling securities for customers. The Company is a broker-dealer registered with the Securities and Exchange Commission.

Cash Equivalents

For purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents at December 31, 2011.

Accounts Receivable

Management considers all amounts recorded as trade receivables as fully collectible. As such, no allowance is provided. All amounts are due from various entities and financial institutions. We establish an allowance for bad debts through a review of several factors including historical collection experience, current aging status of the customer accounts, and financial condition of our customers. We do not generally require collateral for our accounts receivable.

Equipment and Furniture

Equipment and furniture are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the useful lives of the respective assets, generally five or seven years.

Income Taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using anticipated tax rates and laws that will be in effect when the differences are expected to reverse. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the company's tax return.

Revenue and Cost Recognition

The company prepares its books on the accrual basis of accounting. The company recognizes revenues from brokerage firm commissions when confirmation of each, individual transaction is received from the brokerage firm. The company recognizes commissions due to its salesmen at the end of each month, after receiving a final confirmation of the month's transactions from the individual brokerage firms.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B – Equipment and Furniture

Equipment, furniture, and leasehold improvements consisted of the following as of December 31, 2011.

Furniture and Fixtures	$ 431
Less: Accumulated Depreciation	(431)
Total	$ 0

Note C – Net Capital Requirements

The company is subject to a $ 5,000 minimum capital requirement or a minimum net capital required at 6-2/3% or aggregated indebtedness under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and related net capital ratio fluctuate on a daily basis; however as of December 31, 2011, the net capital was $93,636, which exceeded the required minimum capital by $ 87,636. The company's ratio of aggregated indebtedness to net capital was 78 % at December 31, 2011.

Clay Thomas, P.C.
Certified Public Accountant

8302 Hausman Road West
No. 518
San Antonio, Texas 78249
(210) 908-9536 (office)
(210) 908-9344 (fax)

Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Board of Directors
Institutional Capital Management, Inc.
Houston, Texas

In planning and performing my audit of the financial statements of Institutional Capital Management, Inc. for the year ended December 31, 2011 and 2010, I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examination, counts, verifications and comparisons;
2. Recording of differences required by Rule 17a-13, and;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Institutional Capital Management, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's afore-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the

design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that Institutional Capital Management, Inc.'s practices and procedures were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Clay Thomas P.C.

Clay Thomas, P.C.

February 26, 2012

Institutional Capital Management, Inc.
Computation of Net Capital Pursuant to Rule 15C3-1
As of December 31, 2011

Total Equity From Statement of Financial Position	98,620
Less: Non-Allowable Assets:	
Statement of Financial Position	5,984
Net Capital	92,636

Computation of Basic Net Capital Requirement

Minimum of Net Capital Required (6 2/3% of aggregate indebtedness)	4,817
Minimum Dollar Net Capital Required	5,000
Net Capital Required (Greater of Above Two Figures)	5,000
Excess Net Capital	87,636
Excess Net Capital at 1,000%	85,411

Computation Ratio of Aggregate Indebtedness to Net Capital

Total Liabilities (Per Statement of Financial Position)	72,253
Percentage Aggregate Indebtedness to Net Capital	78%

Institutional Capital Management, Inc.
Schedule 1 - Computation of Net Capital Under Rule 15C3-1
of the Securities and Exchange Commission
As of December 31, 2011

Reconciliation With Company's Computation
(Including Part II of Form X-17a-5)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	67,132
Net Audit Adjustments	25,504
Other Items	
Net Capital Per Above	92,636